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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70711 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LONG BRIDGE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

413 W 14TH ST SUITE 207A
(No. and Street)

| NEW YORK | NY | 10014 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Marlon Bevaun | 718-473-2753 | marlon.bevaun@sqn-global.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

| 100 E. Sybelia Avenue, suite 130 | Mailand | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 07/28/2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marlon Bevaun, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LONG BRIDGE SECURITIES, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LONG BRIDGE SECURITIES  LLC
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
FOR THE YEAR ENDED DECEMBER 31, 2025

**LONG BRIDGE SECURITIES LLC**
**FOR THE YEAR ENDED DECEMBER 31, 2025**
**CONTENTS**

Page

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Long Bridge Securities LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Long Bridge Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Long Bridge Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Long Bridge Securities LLC's management. Our responsibility is to express an opinion on Long Bridge Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Long Bridge Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Long Bridge Securities LLC's auditor since 2022.

Maitland, Florida

April 28, 2026

## Long Bridge Securities LLC
## Statement of Financial Condition
## December 31, 2025

**Assets**

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 156,848 |
| Clearing Broker Deposit and Balances | | 250,000 |
| Security Deposit | | 75,818 |
| Prepaid expenses and other assets | | 65,154 |
| Total assets | $ | 547,820 |

**Liabilities and Member's Equity**

Liabilities

| | | |
|---|---|---|
| Accounts Payable and Accrued Expenses | | 34,034 |
| Total liabilities | | 34,034 |
| Member's Equity | | 513,786 |
| Total liabilities and member's equity | $ | 547,820 |

**2**

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - NATURE OF BUSINESS

Long Bridge Securities LLC (the "Company") was formed on March 9, 2021 as a Delaware limited liability company. Long Bridge Limited is a Cayman Islands Limited Liability Exempted Company and is the managing member of the Company.

The purpose of the Company will be to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's retail customers will be cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company will be exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has not commenced operations as of December 31, 2025.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of August 1, 2022. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker dealer.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

### BASIS OF PRESENTATION
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### CASH AND CASH EQUIVALENTS
The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2025, the Company had no cash equivalents.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

### *INCOME TAXES*

The Company is a limited liability company organized in the State of Delaware. Although legally structured as an LLC, the Company has elected to be taxed as a C-Corporation for federal and applicable state income tax purposes effective January 1,2023.  As a result, the Company is subject to corporate income taxes and applies the provisions of ASC 740, Income Taxes.

Because the Company is taxed as a C-Corporation, it applies the income tax accounting guidance under ASC 740, Income Taxes, including the recognition of current and deferred income taxes for temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences reverse.
The Company evaluates the realizability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company also evaluates uncertain tax positions in accordance with ASC 740 and recognizes liabilities for tax positions that do not meet the more-likely-than-not recognition threshold. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

## NOTE 3 - CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains its cash in bank deposit accounts, which at times may exceed federally      insured limits.  Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  At December 31, 2025, the Company had no cash in excess of the FDIC insured limits.  The Company has not experienced any losses in such accounts.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had regulatory net capital of $372,814 which was $272,814 above the required net capital of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.091 to 1 at December 31, 2025.

### NOTE 4 - NET CAPITAL REQUIREMENTS(CONTINUED)

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

### NOTE 5- CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

### NOTE 6- INCOME TAXES

The provision for income taxes is comprised of the following:

| | |
|---|---|
| Current federal | $0 |
| Current state | $0 |
| Deferred federal | $0 |
| Deferred state | $0 |

As of December 31, 2025, the company has operating loss carryforwards of approximately $3,200,000 for tax purposes, which will be available to offset future taxable income. Management continues to believe that it is more likely than not that the benefit from these net operating loss carryforwards will not be realized.

Significant components of the Company's deferred tax assets are as follows:

| | Federal | UBT |
|---|---|---|
| Net operating loss carryforward | 3,200,000 | 3,200,000 |
| Tax rate | 21% | 4% |
| Deferred tax asset | 672,000 | 128,000 |
| Valuation allowance | (672,000) | (128,000) |
| Net deferred tax Asset | - | - |

## NOTE 7 - Related Party and Non-Cash Transactions

The Company's related party transactions in 2025 consisted entirely of transactions with Long Bridge Limited which is the sole owner of the Company. During the year ended December 31, 2025, the member contributed $600,000 in capital contributions representing forgiveness of an intercompany loan and cash contribution of $1,350,000.

## NOTE 8 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its General Manager as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## NOTE 9-COMMITMENTS

The Company has elected not to apply the recognition requirements of Topic 842 related to it's short-term office lease. The Company had one lease expired in November 2025 and entered into two new six months leases for office space commencing in October 2025 and expiring in April 2026, at the rate of $11,160 per month. For the year ended December 31, 2025, rent expense totaled $173,430, and is reported as occupancy in the accompanying statement of operations. The Company has no further commitments or contingencies at December 31,2025.
.

## NOTE 10- GOING CONCERN

As an SEC-registered and FINRA member broker-dealer, the Company must maintain minimum net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $1,698,698 for the year ended December 31, 2025, and as a result the member of the Company made capital contributions of $1,950,000 during the year to fund expenses and maintain its compliance with the net capital role. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

## NOTE 11- SEQUENT EVENTS

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.